ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

File No. 82-34835
March 2, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

NTT Urban Development Corporation - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of NTT Urban Development Corporation (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Summary of Quarterly Business Report for the Third Quarter ended December 31, 2005 (Consolidated); and

2. Summary of Quarterly Business Report for the Third Quarter ended December 31, 2005 (Non-Consolidated).

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Kagayaki Funakoshi of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1197, facsimile +813-6888-3197).

Very truly yours,

K Funakoshi

Kagayaki Funakoshi

Enclosure

(Summary English Translation)

Summary of Quarterly Business Report for the Third Quarter ended December 31, 2005 (Consolidated)

February 2, 2006

NTT URBAN DEVELOPMENT CORPORATION (Code Number: 8933
(URL http://www.nttud.co.jp/) Tokyo Stock Exchange, First Section)

Representative: Kiyoshi Mita
Representative Director and President
Attn.: Takahiro Okuda Tel.: (03) 6811-6424
Director and Executive Manager of
Finance Department

1. Matters regarding the Preparation, Etc. of the Summary of Quarterly Business Report

(1) Adoption of simplified accounting method: Applicable.
(Content) Accounting standard of corporate tax, etc.
– Calculated by projected annual tax rate based on statutory effective tax rate.

(2) Changes in the accounting method from the latest consolidated accounting year: Applicable.
(Content) Accounting standard on impairment of fixed assets has been applied.

(3) Changes in application and object of consolidation and equity method: Not applicable.

2. Summary of Business Results (April 1, 2005 through December 31, 2005)

(1) Progress in Results of Operations (Consolidated)

(rounded down to the nearest one million yen)

	Sales	Operating Income	Ordinary Income	Net Income (Nine Months)
Nine Months ended December 31, 2005	¥76,133 million (11.6%)	¥15,584 million (21.1%)	¥13,475 million (37.9%)	¥7,829 million (46.1%)
Nine Months ended December 31, 2004	¥68,220 million (3.2%)	¥12,871 million (-1.1%)	¥9,773 million (1.6%)	¥5,359 million (1.8%)
(For reference) Year ended March 31, 2005	¥96,188 million	¥17,335 million	¥13,556 million	¥7,182 million

	Net Income per Share	Net Income per Share (fully diluted)
Nine Months ended December 31, 2005	¥11,894.10	–
Nine Months ended December 31, 2004	¥9,673.07	–
(For reference) Year ended March 31, 2005	¥12,271.53	–

(Notes)

1. *Average number of outstanding shares for each period (consolidated):*
   Nine months ended December 31, 2005: 658,240 shares
   Nine months ended December 31, 2004: 554,080 shares

2. *The percentage figures which appear in Sales, Operating Income, etc. are compared to the same period of the prior year.*

(2) Changes in Financial Condition (Consolidated)

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Nine Months ended December 31, 2005	¥506,757 million	¥111,950 million	22.1%	¥170,075.81
Nine Months ended December 31, 2004	¥481,940 million	¥107,050 million	22.2%	¥162,630.70
(For reference) Year ended March 31, 2005	¥480,228 million	¥109,009 million	22.7%	¥165,606.94

(3) Consolidated Statement of Cash Flow

	Net Cash provided by Operating Activities	Net Cash provided by Investing Activities	Net Cash provided by Financing Activities	Net Cash and Cash Equivalents at End of Period
Nine Months ended December 31, 2005	¥21,721 million	-¥31,612 million	¥10,442 million	¥10,754 million
Nine Months ended December 31, 2004	¥22,600 million	-¥13,711 million	¥10,348 million	¥25,599 million
(For reference) Year ended March 31, 2005	¥24,572 million	-¥27,812 million	¥7,081 million	¥10,203 million

3. Forecast of Consolidated Business Results (April 1, 2005 through March 31, 2006)

	Sales	Ordinary Income	Net Income
Annual	¥108,000 million	¥16,000 million	¥9,000 million

(Reference)
Estimated net income per share (annual): 13,672.82 yen

* *There is no change to the forecast of the consolidated business results released on November 7, 2005, as the consolidated business results for this quarter are steadily achieved. The figures of the forecast set forth above are calculated based on the information which is available to the Company as of the date of this press release. Please note that the actual figures of the results may differ due to subsequent various factors such as changes in business environment.*

(Summary English Translation)

Summary of Quarterly Business Report for the Third Quarter ended December 31, 2005 (Non-Consolidated)

February 2, 2006

NTT URBAN DEVELOPMENT CORPORATION (Code Number: 8933
(URL http://www.nttud.co.jp/) Tokyo Stock Exchange, First Section)

Representative: Kiyoshi Mita
Representative Director and President
Attn.: Takahiro Okuda Tel.: (03) 6811-6424
Director and Executive Manager of
Finance Department

1. Matters regarding the Preparation, Etc. of the Summary of Quarterly Business Report

(1) Adoption of simplified accounting method: Applicable.
(Content) Accounting standard of corporate tax, etc.
– Calculated by projected annual tax rate based on statutory effective tax rate.

(2) Changes in the accounting method from the latest accounting year: Applicable.
(Content) Accounting standard on impairment of fixed assets has been applied.

2. Summary of Business Results (April 1, 2005 through December 31, 2005)

(1) Progress in Results of Operations

(rounded down to the nearest one million yen)

	Sales	Operating Income	Ordinary Income	Net Income (Nine Months)
Nine Months ended December 31, 2005	¥70,515 million (13.3%)	¥15,250 million (21.3%)	¥13,084 million (39.6%)	¥7,585 million (49.1%)
Nine Months ended December 31, 2004	¥62,241 million (4.6%)	¥12,574 million (-1.6%)	¥9,371 million (0.9%)	¥5,086 million (1.6%)
(For reference) Year ended March 31, 2005	¥88,906 million	¥17,052 million	¥13,188 million	¥6,925 million

	Net Income per Share	Net Income per Share (fully diluted)
Nine Months ended December 31, 2005	¥11,524.00	–
Nine Months ended December 31, 2004	¥9,180.40	–
(For reference) Year ended March 31, 2005	¥11,827.91	–

(Notes)

1. *Average number of outstanding shares for each period:*
   Nine months ended December 31, 2005: 658,240 shares
   Nine months ended December 31, 2004: 554,080 shares

2. *The percentage figures which appear in Sales, Operating Income, etc. are compared to the same period of the prior year.*

(2) Changes in Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Nine Months ended December 31, 2005	¥503,201 million	¥110,478 million	22.0%	¥167,838.74
Nine Months ended December 31, 2004	¥477,740 million	¥105,805 million	22.1%	¥160,739.75
(For reference) Year ended March 31, 2005	¥476,512 million	¥107,780 million	22.6%	¥163,739.97

3. Forecast of Business Results (April 1, 2005 through March 31, 2006)

	Sales	Ordinary Income	Net Income	Dividends per Share	
				Year end	
Annual	¥101,000 million	¥15,500 million	¥8,500 million	¥2,500.00	¥5,000.00

(Reference)
Estimated net income per share (annual): 12,913.22 yen

* *There is no change to the forecast of the business results released on November 7, 2005, as the business results for this quarter are steadily achieved. The figures of the forecast set forth above are calculated based on the information which is available to the Company as of the date of this press release. Please note that the actual figures of the results may differ due to subsequent various factors such as changes in business environment.*